NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Units Representing Limited Partner Interest (the 'Common Units') of Rhino Resource Partners LP (the 'Company') from listing and registration on the Exchange at the opening of business on May 9, 2016, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Units is no longer suitable for continued listing and trading on the Exchange. The Exchange is taking this action because the Company fell below the continued listing standard requiring a listed company to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15 million. 1. Section 802.01B of the NYSE Listed Company Manual states, in part, that the Exchange will promptly delist a security of either a domestic or non-U.S. issuer when the issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15 million regardless of the original standard under which the issuer listed. 2. The Exchange, on December 17, 2015, determined that the Common Units should be suspended from trading after the close on December 17, 2015, and directed the preparation and filing with the Commission of this application for the removal of the Common Units from listing and registration on the Exchange. The Company was notified by phone and letter on December 17, 2015. 3. Pursuant to the above authorization, a press release was issued on December 17, 2015. An announcement was made on the 'ticker' of the Exchange at the close of the trading session on December 17, 2015 of the proposed suspension of trading in the Common Units. Similar information was included on the Exchange's website. Trading in the Common Units was suspended at the close of trading on December 17, 2015. 4. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation, the determination to delist the Common Units, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On January 4, 2016 the Exchange received a letter from the Company to request a hearing before the Committee. The hearing was held on April 20, 2016. 5. On April 25, 2016, the Committee issued a decision that affirmed the determination of NYSE Regulation to delist the Common Units. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.